FOURTH AMENDMENT TO AMENDED AND RESTATED
SECTION 382 RIGHTS AGREEMENT
This FOURTH Amendment, dated as of May 11, 2020 (this “Amendment”), to that certain Amended and Restated Section 382 Rights Agreement, dated as of March 18, 2010, as amended by that certain First Amendment to Amended and Restated Section 382 Rights Agreement, dated as of March 14, 2013, that certain Second Amendment to Amended and Restated Section 382 Rights Agreement, dated as of March 10, 2016 and that certain Third Amendment to Amended and Restated Section 382 Rights Agreement, dated as of March 7, 2019 (collectively, the “Section 382 Rights Agreement”), is made between PulteGroup, Inc., a Michigan corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company (the “Rights Agent”). Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Section 382 Rights Agreement.
WHEREAS, the Board of Directors of the Company (the “Board”) has determined it is in the best interests of the Company and its shareholders to revise Section 1(q) of the Section 382 Rights Agreement to amend the definition of “Related Person” under the Section 382 Rights Agreement;
WHEREAS, the Board has determined it is in the best interests of the Company and its shareholders to revise Section 24(a) of the Section 382 Rights Agreement to amend the limitations on the Board’s ability to effect an exchange under the Section 382 Rights Agreement; and
WHEREAS, pursuant to its authority under Section 27 of the Section 382 Rights Agreement, the Board has authorized and approved this Amendment to the Section 382 Rights Agreement as of the date hereof, and an appropriate officer of the Company has delivered a certificate to the Rights Agent in accordance with Section 27 of the Section 382 Rights Agreement.
NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth in this Amendment, the parties hereto hereby agree as follows:
1.The Company hereby directs and instructs the Rights Agent, in its capacity as the Rights Agent under and in accordance with the terms of Section 27 of the Section 382 Rights Agreement, to execute this Amendment.
2.Paragraph (q) of Section 1 of the Section 382 Rights Agreement is hereby amended to read in its entirety as follows:
“(q) “Related Person” shall mean (i) any Subsidiary of the Company, (ii) any employee benefit plan or other compensation arrangement of the Company or of any Subsidiary of the Company, or (iii) any Person organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such plan or compensation arrangement.”

3.    Paragraph (a) of Section 24 of the Section 382 Rights Agreement is hereby amended to read in its entirety as follows:
“(a) The Board of Directors of the Company may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any share split, share dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan or other compensation arrangement of the Company or of any Subsidiary of the Company or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan or compensation arrangement), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of fifty percent (50%) or more of the Common Shares then outstanding.”
4.This Amendment shall be deemed to be a contract made under the laws of the State of Michigan and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State, provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.
5.This Amendment shall be deemed effective as of May 11, 2020. Except as otherwise amended hereby, the Section 382 Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.
6.This Amendment may be executed in counterparts and each of such counterparts shall for all purposes be deemed to be an original, and both such counterparts shall together constitute but one and the same instrument. A signature to this Amendment executed and/or transmitted electronically shall have the same authority, effect and enforceability as an original signature.
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IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to Amended and Restated Section 382 Rights Agreement to be duly executed and attested, all as of the day and year first above written.

Attest: By:/s/ Ellen Padesky Maturen Name: Ellen Padesky Maturen Title: Vice President and Deputy General Counsel	PULTEGROUP, INC. By:/s/ Todd N. Sheldon Name: Todd N. Sheldon Title: Executive Vice President, General Counsel and Corporate Secretary
Attest: By: /s/ Douglas Ives Name: Douglas Ives Title: AVP, Relationship Manager	COMPUTERSHARE TRUST COMPANY, N.A. By: /s/ Katherine Anderson Name: Katherine Anderson Title: Vice President, Relationship Management

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